Exhibit 3.8

AMENDMENT TO BYLAWS

OF

YOUTHSTREAM MEDIA NETWORKS, INC.

Section 2.9 of the Bylaws of YouthStream Media Networks, Inc. is hereby amended to read in its entirety as follows:

“The presence in person of fifty (50%) percent of the directors currently holding office shall be necessary to constitute a quorum for the transaction of business. In the absence of a quorum, a majority of the directors present may adjourn a meeting from time to time without further notice until a quorum is present. If a quorum is present when a duly called or held meeting is convened, the directors present may continue to transact business until conclusion of the meeting, even though the withdrawal of a number of the directors originally present leaves less than the proportion or number otherwise required for a quorum.”